UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 September 2007

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Linda Cox
Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand
Telephone (04) 498 9059 • Fax: (64 4) 471 0076
Mobile 027 447 5537
e-mail linda.cox@telecom.co.nz

24 September 2007
Market Information Services Section
New Zealand Exchange Limited
Wellington
NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom
Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Employee Incentive Schemes:
a) Class of Security Ordinary Shares
ISIN NZTELE0001S4

b) Number Issued
 188,621
c) Issue Price
 Nil
d) Payment terms
 Cash Payment
e) Amount Paid Up In full
f) Percentage of total class issued
 0.09%

g) Reason for issue Issue of shares under the Employee Incentive Scheme

h) Authority for issue
 Employee Incentive Scheme
i) Terms of Issue
 The shares rank pari passu with the existing ordinary shares

j) Total number of securities after issue
 2,052,458,423

l) Date of issue
 10 September 2007, 11 September 2007, 12 September 2007, 13 September 2007, 14
September 2007, 17 September 2007, 18 September 2007, 20 September 2007, 21
September 2007

Yours faithfully

Linda Cox

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 24/09/2007	By:	Linda Cox
	Name:	Linda Cox
	Title:	Company Secretary